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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 30)


                          Citadel Holding Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   172862104
                          --------------------------
                                (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
    550 S. Hope, Ste. 1825, Los Angeles, California 90071  (213) 239-0555
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                April 21, 1998
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Craig Corporation
      95-1620188

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)        [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Delaware
------------------------------------------------------------------------------
    NUMBER OF             SOLE VOTING POWER
     SHARES          7
   BENEFICIALLY           1,096,106
     OWNED BY
                   -----------------------------------------------------------
      EACH                SHARED VOTING POWER
   REPORTING         8
  PERSON WITH             1,564,473
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          1,096,106
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,564,473
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,660,579
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      39.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

          This filing made by Craig Corporation, a Delaware corporation ("Craig"), relates to the purchase by Craig of 430,106 shares of common stock of Citadel Holding Corporation ("Citadel" or the "Issuer").

     With respect to Craig, this filing is Amendment No. 30, which amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (collectively, the "Schedule 13D") filed by Craig, relating to beneficial holdings of shares of Common Stock of Citadel. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

     Item 1.   Security and Issuer.
               -------------------

     This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Citadel, whose principal executive offices are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

     Item 3 is hereby amended to add the following:

     In addition, to the 430,106 shares of the Issuer's securities purchased, Craig also purchased as part of the transaction, 430,106 shares of Big 4 Ranch, Inc., an affiliate of the Issuer. The purchase price of the Issuer securities and Big 4 Ranch, Inc. securities were $4.625 per share and $0.125 per share, respectively.

     The source of funds for Craig's purchase of such shares was working capital of $1,425,000 and the issuance of 51,500 treasury shares of Craig Corporation Class A Common Preference Stock, which for purposes of the transaction were valued based upon the closing market price of such securities on April 9, 1998 or $12.00 per share. The value assigned to the Issuer securities purchased amounted to a total consideration of approximately $1,989,240.

                                                               Page 4 of 4 Pages

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

     Item 5 is hereby amended to add the following:

          (a) Craig's responses in Items 8, 10, 11 and 13 of the Cover Page of this Amendment No. 30 include (1) 1,564,473 outstanding shares of Common Stock owned either directly or indirectly through a wholly owned subsidiary of Reading Entertainment, Inc. (collectively "Reading") and beneficially owned by Craig as a consequence of Craig's ownership (directly and through a wholly owned subsidiary) of shares representing approximately 78% of the outstanding voting power of that company and (2) 1,096,106 shares of Common Stock owned by Craig.

          (b) See Items 7, 8, 9 and 10 of the Cover Page and the subsection (a) immediately above concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig and Reading.

          (c) On April 21, 1998, Craig purchased 430,106 shares of the Issuers Common Stock from three individuals in a private transaction at a price of $4.625 per share.

                                  SIGNATURES
                                  ----------


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 23, 1998              CRAIG CORPORATION,
                                    a Delaware corporation



                                    By: /s/ Robin W. Skaphammer
                                       ------------------------
                                       Robin W. Skaphammer
                                       Chief Financial Officer